

Mail Stop 4628

December 20, 2017

Via Email
D. West Griffin
Chief Financial Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Parkway East Drive, Suite 200
Indianapolis, Indiana 46214

> **Re: Calumet Specialty Products Partners, L.P.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2016**
> **Filed March 6, 2017**
> **File No. 0-51734**

Dear Mr. Griffin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources